Exhibit 10.4

API Technologies Corp.

4705 S. Apopka Vineland Road, Suite 210

Orlando, Florida 32819

April 26, 2011

Jack Freeman

[Address Redacted]

Dear Jack:

On behalf of API Technologies Corp. (the “Company”), I am pleased to offer you employment with the Company in the position of Chief Financial Officer, reporting to the President and Chief Operating Officer of the Company, on the terms and conditions set forth in this letter. This offer is conditioned on the closing of the pending acquisition Spectrum Control, Inc. (“Spectrum”) by the Company (the “Closing”). If Closing fails to occur, this offer of employment is void and will not be effective.

1.	Base Salary. You will be paid an annual base salary of $248,000, which will be paid on a semi-monthly basis in accordance with the Company’s normal payroll procedures.

2.	Work Location. You will perform your duties under this Agreement from your home office or the Spectrum facility in Fairview, PA.

3.	Spectrum Change in Control Agreement. The Change in Control Agreement with Spectrum dated March 4, 2011 (the “Change in Control Agreement”), is hereby revoked and superseded by this Agreement.

4.	Closing Bonus. In consideration of services provided to the Spectrum prior to the Closing, the Company will pay you a cash lump sum payment in an amount equal to $248,000 (the “Closing Bonus”). Payment of the Closing Bonus will be conditioned on your execution of a general release and waiver of age and other claims on a form provided by the Company, provided such release becomes effective no later than sixty (60) days following the Closing. The Closing Bonus will be paid, subject to applicable tax withholding, on the effective date of the release.

5.	Benefits. If you are still employed by the Company as of September 1, 2011, you will be entitled to a one week of paid vacation. Such vacation will be taken at your discretion, anytime after September 1, 2011.

6.	At-Will Employment. The Company is excited about your joining and looks forward to a beneficial and productive relationship. Nevertheless, you should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least two weeks’ notice.

7.	Severance. If the Company terminates your employment for any reason other than death, disability or “cause” (as defined below), or you voluntarily terminate employment, the Company shall maintain in full force and effect for your continued benefit, coverage under any medical and dental insurance to which you would have been entitled under any employee benefit plans, programs or arrangements maintained by the Company if you had remained employed with the Company until age 65, after your termination, or if such continuation is not possible under the terms of such plans, programs or arrangements, the Company shall arrange to provide benefits substantially similar to those which you would have been entitled to receive if you had remained a participant in such plans until age 65, as the case may be. In addition, the Company will maintain in full force and effect for your continued benefit, coverage under any life and AD&D insurance plans to which you would have been entitled under any employee benefit plans, programs, or arrangements maintained by the Company for 12 calendar months, after your termination, or if such continuation is not possible under the terms and provisions of such plans, the Company shall arrange to provide benefits substantially similar to those which you would have been entitled to receive if you had remained a participant in such plans for such 12 month period, as the case may be. In addition to the benefits above, you will receive a cash lump sum severance payment of $50,000 upon termination of your employment by the Company for any reason other than death, disability or “cause (as defined below) or upon your voluntary termination of employment at any time after the 3-month anniversary of this Agreement. Payment of the severance under this paragraph will be conditioned on your execution of a general release and waiver of age and other claims on a form provided by the Company, provided such release becomes effective no later than sixty (60) days following your termination date (the “Release Deadline”). Any severance benefits that constitute “nonqualified deferred compensation” under Section 409A will not be paid until the Release Deadline.

8.	Definitions. For purposes of this agreement, “cause” will mean (i) your willfully engaging in gross misconduct that is materially and demonstrably injurious to the property or business of the Company or any of its subsidiaries, or (ii) your fraud, misappropriation or commission of a felony. For purposes of this paragraph, no act or failure to act will be considered “willful” unless done, or omitted to be done, by you in bad faith and without reasonable belief that your action or omission was in the interests of the Company or not opposed to the interests of the Company.

9.	Background Checks. The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a completion of such a background investigation and/or reference check, if any.

10.	Immigration Compliance. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

11.	Disclosure Requirement. We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. The Company understands that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case.

12.	Rules of Workplace Conduct. As a Company employee, you will be expected to abide by the Company’s rules and standards. Specifically, you will be required to sign an acknowledgment that you have read and that you understand the Company’s rules of conduct. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

13.	Execution of Confidentiality Agreement. As a condition of your employment, you are also required to sign and comply with a Company Confidentiality and Intellectual Property Rights Agreement (the “Confidentiality Agreement”), which is incorporated by reference herein and which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, and non-disclosure of Company proprietary information. Please note that we must receive your signed Confidentiality Agreement before your first day of employment.

14.

409A Compliance. To the extent that any amount or benefit under this Agreement is subject to (and not exempt from) Section 409A of the Internal Revenue Code of 1986, and the regulations and other guidance promulgated thereunder (“Section 409A”), then, with respect to such amount or benefit, this Agreement shall be construed to comply with Section 409A. A termination of employment shall not be deemed to have occurred with respect to any amount or benefit that is subject to Section 409A unless it meets the definition of “separation from service” under Section 409A. Notwithstanding anything to the contrary in this Agreement, if you are a “specified employee” within the meaning of Section 409A at the time of your termination, then the severance and benefits payable to you pursuant to this Agreement (other than due to death), if any, and any other severance payments or separation benefits which may be considered deferred compensation under Section 409A, which are otherwise due to you on or within the six (6) month period following your termination will accrue during such six (6) month period and will become payable in a lump sum payment on the date six (6) months and one (1) day following the date of your termination of employment or the date of death, if earlier. All subsequent deferred compensation severance benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. If taxable reimbursements of expenses or in-kind benefits are provided to you under this Agreement, they shall be made in accordance with Section 409A, including, but not limited to the following provisions: (i) the amount of any such expense reimbursement or in-kind benefit provided during a tax year of yours shall not affect any expenses eligible for reimbursement in any other taxable year; (ii) the reimbursement of the eligible expense shall be made no later than the last day of the your taxable year that immediately follows the taxable year in which the expense was incurred; and (ii) the right to any reimbursement shall not be subject to liquidation or exchange for another benefit or payment.

15.	Indemnification Agreement. You agree to enter into the attached indemnification agreement as of the date hereof.

To accept the Company’s offer, please sign and date this letter in the space provided below. A duplicate original is enclosed for your records.

This letter, along with any agreements relating to proprietary rights between you and Spectrum and/or the Company, set forth the terms of your employment with the Company and supersede any prior or contemporaneous representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral.

This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by the President and Chief Operating Officer of the Company and you. This offer of employment will terminate if it is not accepted, signed and returned by May 26, 2011.

We look forward to your favorable reply and to working with you at API Technologies Corp.

Sincerely,

/s/ Bel Lazar
Bel Lazar

Agreed to and accepted:

Signature:	/s/ John P. Freeman

Printed Name:	/s/ John P. Freeman

Date:	May 26, 2011

Enclosures

Duplicate Original Letter

Confidentiality and Intellectual Property Rights Agreement

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (“Agreement”) is made by and between API Technologies Corp., a Delaware corporation (the “Company”) and the undersigned individual (the “Employee”), effective as of and contingent upon the closing of the Merger (as defined below).

RECITALS

A. Reference is hereby made to the Agreement and Plan of Merger by and among the Company, Erie Merger Corp., a Pennsylvania corporation and wholly owned subsidiary of the Company and Spectrum Control, Inc., a Pennsylvania corporation (“Spectrum”), dated as of March 28, 2011 (the “Merger Agreement”).

B. Whereas in connection with the closing of the transactions contemplated by the Merger Agreement (the “Merger”), the Employee will become entitled to receive certain payments or benefits pursuant to the terms of change in control agreements entered into Spectrum or superseding agreements entered into with the Company (the “Payments”).

C. Whereas, the parties desire to enter into this agreement to provide mutual assurances that the Employee will be free from undue concern for claims for damages arising out of or related to Employee’s services as an officer of Spectrum and the Company will be indemnified for certain claims or losses relating the Payments.

AGREEMENT

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows, and in consideration for the Payments:

1. Indemnification by Company. The Company hereby affirms, covenants and agrees to indemnify and hold harmless the Employee for claims and damages arising from Employee’s service as a director and/or officer of Spectrum prior to the closing of the Merger to the full extent provided in Section 6.09 of the Merger Agreement.

2. Indemnification by Employee. The Employee hereby agrees to indemnify and hold harmless the Company and its affiliates and their directors, officers and employees from and against any and all income, payroll, withholding and other taxes and any and all penalties, interest and other losses resulting from a determination by the Internal Revenue Service any court or other applicable governmental entity relating to the Company’s tax reporting of the Payments.

3. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever, (i) the validity, legality and enforceability of the remaining provisions of the Agreement (including without limitation, all portions of any paragraphs of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the provisions of this Agreement (including, without limitation, all portions of any paragraph of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

4. Modification and Waiver. No supplement, modification, waiver or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

5. Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and receipted for by the party addressee or third business day after the mailing date. Addresses for notice to either party are as shown on the signature page of this Agreement, or as subsequently modified by written notice.

6. Governing Law. This Agreement shall be governed exclusively by and construed according to the laws of the State of Pennsylvania without reference to principles of conflict of laws.

THE COMPANY:

API TECHNOLOGIES, INC.

Date:	May 26, 2011	By	/s/ Bel Lazar
Bel Lazar, President and COO

EMPLOYEE

Date:	May 26, 2011	/s/ John P. Freeman
John P. Freeman